UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.     )*

eHi Car Services Limited
(Name of Issuer)

Class A Common Shares**
Class B Common Shares**
American Depositary Shares
(Title of Class of Securities)

26853A100
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**
Not for trading, but only in connection with the registration of American Depositary Shares each representing two Class A common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time. Class A common shares are not convertible into Class B common shares under any circumstances.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Qiming Corporate GP II, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,000,000 Class A common shares (1) 10,110,309 Class B common shares (2) (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,000,000 Class A common shares (1) 10,110,309 Class B common shares (2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 Class A common shares (4) 10,110,309 Class B common shares (3) (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A common shares: 3.5% (5) Class B common shares: 11.7% (6)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	includes 500,000 American Depository Shares, each representing two Class A common shares, each of which is entitled to one vote.
(2)	includes 9,897,809 Class B common shares, each of which is entitled to ten votes, and 212,500 Class B common shares underlying options exercisable within 60 days after the date hereof.
(3)	each Class B common share is convertible into one Class A common share at any time.
(4)
includes 39,726 American Depository Shares, 786,401 Class B common shares, and 16,884 Class B common shares underlying options exercisable within 60 days after the date hereof held of record by Qiming Venture Partners II-C, L.P. and 6,602 American Depository Shares, 130,689 Class B common shares, and 2,806 Class B common shares underlying options exercisable within 60 days after the date hereof held of record by Qiming Managing Directors Fund II, L.P. See Item 4.

(5)
The percentage is based on the 28,333,332 Class A common shares reported to be outstanding in the Company’s Rule 424(b)(3) prospectus, filed with the Securities Exchange Commission (“SEC”) on November 18, 2014.

(6)
The percentage is based on the 86,045,911 Class B common shares reported to be outstanding in the Company’s Rule 424(b)(3) prospectus, filed with the SEC on November 18, 2014, and further assumes the exercise of the 212,500 Class B common shares underlying options exercisable within 60 days after the date hereof.

1		NAMES OF REPORTING PERSONS Qiming GP II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 986,796 Class A common shares (1) 9,976,814 Class B common shares (2) (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 986,796 Class A common shares (1) 9,976,814 Class B common shares (2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,796 Class A common shares (4) 9,976,814 Class B common shares (3) (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A common shares: 3.5% (5) Class B common shares: 11.6% (6)
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1)	includes 493,398 American Depository Shares, each representing two Class A common shares, each of which is entitled to one vote.
(2)	includes 9,767,120 Class B common shares, each of which is entitled to ten votes, and 209,694 Class B common shares underlying options exercisable within 60 days after the date hereof.
(3)	each Class B common share is convertible into one Class A common share at any time.
(4)
includes 39,726 American Depository Shares, 786,401 Class B common shares, and 16,884 Class B common shares underlying options exercisable within 60 days after the date hereof held of record by Qiming Venture Partners II-C, L.P. See Item 4.

(5)	The percentage is based on the 28,333,332 Class A common shares reported to be outstanding in the Company’s Rule 424(b)(3) prospectus, filed with the SEC on November 18, 2014.
(6)
The percentage is based on the 86,045,911 Class B common shares reported to be outstanding in the Company’s Rule 424(b)(3) prospectus, filed with the SEC on November 18, 2014, and further assumes the exercise of the 209,694 Class B common shares underlying options exercisable within 60 days after the date hereof.

1		NAMES OF REPORTING PERSONS Qiming Venture Partners II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 907,344 Class A common shares (1) 9,173,529 Class B common shares (2) (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 907,344 Class A common shares (1) 9,173,529 Class B common shares (2)(3)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,344 Class A common shares 9,173,529 Class B common shares(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Class A common shares: 3.2% (4) Class B common shares: 10.6% (5)
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1)	includes 453,672 American depository shares, each representing two Class A common shares, each of which is entitled to one vote.
(2)	includes 8,980,719 Class B common shares, each of which is entitled to ten votes, and 192,810 Class B common shares underlying options within 60 days after the date hereof.
(3)	each Class B common share is convertible into one Class A common share at any time.
(4)	The percentage is based on the 28,333,332 Class A common shares reported to be outstanding in the Company’s Rule 424(b)(3) prospectus, filed with the SEC on November 18, 2014.
(5)
The percentage is based on the 86,045,911 Class B common shares reported to be outstanding in the Company’s Rule 424(b)(3) prospectus, filed with the SEC on November 18, 2014, and further assumes the exercise of the 192,810 Class B common shares underlying options exercisable within 60 days after the date hereof.

Item 1 (a)	Name of Issuer:

eHi Car Services Limited (the “Issuer”)

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

Unit 12/F, Building No.5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, the People’s Republic of China

Item 2 (a)	Name of Person Filing:

Qiming Corporate GP II, Ltd., Qiming GP II, L.P., Qiming Venture Partners II, L.P. (each a “Reporting Person” and collectively the “Reporting Persons”).

Item 2 (b)	Address of Principal Business Office or, If None, Residence; Citizenship:

The registered address of each of the Reporting Persons is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2 (c)	Citizenship:

Qiming Corporate GP II, Ltd. - Cayman Islands

Qiming GP II, L.P. - Cayman Islands

Qiming Venture Partners II, L.P. - Cayman Islands

Item 2 (d)	Title of Class of Securities:

Class A common shares, par value US$0.001

Class B common shares, par value US$0.001

American Depositary Shares

Item 2 (e)	CUSIP Number:

26853A100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned by each Reporting Person: See Row 9 of cover page.

(b)	Percent of Class Beneficially Owned by each Reporting Person: See Row 11 of cover page.

(c)	Number of shares as to which each Reporting Person has:

i.	Sole power to vote or to direct the vote: See Row 5 of cover page.

ii.	Shared power to vote or to direct the vote: See Row 6 of cover page.

iii.	Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv.	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

The general partner of Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is Qiming GP II, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP II, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund II, L.P. Each of Qiming GP II, L.P. and Qiming Corporate GP II, Ltd. may be deemed to beneficially own the shares beneficially owned or deemed to be beneficially owned by the entities to which it is the general partner.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

Qiming Venture Partners II, L.P.

By:	Qiming GP II, L.P.

	By:	Qiming Corporate GP II, Ltd.

By:	/s/Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming GP II, L.P.

By:	Qiming Corporate GP II, Ltd.

By:	/s/Grace Lee
Name: Grace Lee
Title: Authorized Signatory

Qiming Corporate GP II, Ltd.

	By:	/s/Grace Lee
Name: Grace Lee
Title: Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement